EXHIBIT 99.12
Notice to ASX/LSE

25 March 2022

Shareholdings of persons discharging managerial responsibility (PDMR) / Key Management Personnel (KMP)

As part of its dual listed company structure, Rio Tinto notifies dealings in Rio Tinto plc and Rio Tinto Limited securities by PDMR / KMPs to both the Australian Securities Exchange (ASX) and the London Stock Exchange (LSE).

Rio Tinto Equity Incentive Plan 2018 (EIP)
Bonus Deferral Awards and Performance Share Awards

The Remuneration Committee has approved a partial deferral of the 2021 annual bonus for members of the Executive Committee to be delivered as a Bonus Deferral Award (BDA). Grants of BDA are made under the EIP over either Rio Tinto plc shares or Rio Tinto Limited shares (shares). These awards will vest on 1 December 2024.

Performance Share Awards (PSA) are granted under the EIP and provides participants with the conditional right, subject to performance conditions being met, to receive shares. The 2022 PSA will be measured against the Total Shareholder Return performance conditions after five years (as at the end of 2026).

Consistent with the terms of both the current remuneration policy and the new remuneration policy submitted to shareholders for a vote at the 2022 Annual General Meetings, the following PDMR / KMPs were awarded the following share awards on 23 March 2022:

	Rio Tinto plc		Rio Tinto Limited
PDMR / KMP	No. of shares awarded as BDA	No. of shares awarded as PSA	No. of shares awarded as BDA	No. of shares awarded as PSA
Baatar, Bold	6,956	44,414	-	-
Barrios, Alfredo	6,466	43,707	-	-
Cunningham, Peter	5,203	50,405	-	-
Kaufman, Sinead	-	-	4,711	36,042
Stausholm, Jakob	13,017	85,126	-	-
Trott, Simon	-	-	5,494	38,204
Vella, Ivan	5,288	41,731	-	-

FCA notifications in accordance with the EU Market Abuse Regulation have been issued to the London Stock Exchange contemporaneously with this release.
LEI: 213800YOEO5OQ72G2R82
Classification: 3.1. Information disclosed under article 19 of the Market Abuse Regulation

Contacts	Please direct all enquiries to media.enquiries@riotinto.com

Media Relations, UK
Illtud Harri
M +44 7920 503 600

David Outhwaite
M +44 7787 597 493

Media Relations, Americas
Matthew Klar
T +1 514 608 4429

Investor Relations, UK
Menno Sanderse
M: +44 7825 195 178

David Ovington
M +44 7920 010 978

Clare Peever
M +44 7788 967 877
Media Relations, Australia Jonathan Rose M +61 447 028 913 Matt Chambers M +61 433 525 739 Jesse Riseborough M +61 436 653 412 Investor Relations, Australia Amar Jambaa M +61 472 865 948
Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885	Rio Tinto Limited Level 7, 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404

This announcement is authorised for release to the market by Steve Allen, Rio Tinto’s Group Company Secretary.

riotinto.com

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